

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2024

Mohammed Saif Zaveri
President and Director
Blackwell 3D Construction Corp.
706-12 Bayswater Bay By Omniyat
Business Bay, Dubai 00000
United Arab Emirates

       Re: Blackwell 3D Construction Corp.
             Registration Statement on Form 10
             Filed November 20, 2024
             File No. 000-54452

Dear Mohammed Saif Zaveri:

     We have reviewed your filing and have the following comments.

     Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Registration Statement on Form 10 filed November 20, 2024

Description of Business, page 5

1.   You state that you currently have assets that consist of solely intellectual property, know-how, and previously developed and cultivated relationships that you believe will facilitate your plan of operations as you move forward. Please reconcile this view with the fact that you currently attach no value to your investment in Blackwell Realtech 3D, LLC, and your proprietary and intellectual property assets, given your full impairment of each asset down to a zero-dollar carrying value.

2.   We note that your auditors have issued a going concern opinion. Please describe your plan of operation, including any specific timeline and related costs and how you expect to fund such costs.

Financial Information, page 23

3.   Under Liquidity and Capital Resources, please describe the material terms of your notes payables. Also describe the material terms of the stock agreements related to your financing activities for the year ended May 31, 2024 and the three months ended August 31, 2024.

Certain Relationships and Related Transactions, page 31

4.   Please disclose the information required by Item 404(d)(1) of Regulation S-K, including the amount due to a related party reflected in your balance sheet and the shares issued to your affiliates as disclosed on page 33.

General

5.   Your most recent financial statements reflect that you have no revenues and $1,491 in total assets comprised of cash and it appears that you have nominal operations; therefore, you may be considered a shell company as defined in Rule 12b-2 under the Exchange Act. Please disclose in the business and risk factor sections the consequences of your shell company status, including the prohibition on the use of Form S-8, enhanced reporting requirements, and restrictions on stock resales under Rule 144.

6.   We note that you filed a Form 8-K on November 27, 2024. Please note that the current and periodic reporting rules do not become applicable until your registration statement becomes effective automatically 60 days after its initial filing pursuant to Section 12(g)(1) of the Exchange Act. Also delete the last sentence under Explanatory Note on page 2 regarding effectiveness under the Securities Act.

7.   We note that the chief financial officer on your website is different than the person identified in the Form 10. Please revise or advise.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Frank Knapp at 202-551-3805 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Real Estate & Construction

cc: Jessica M. Lockett